Exhibit 4.6

Product Sales and Purchase Order

Party A (Buyer): Yantuo (Guangdong) Technology Co., Ltd.

Contract No.:

Signing Date:

Signing Method:

Party B (Supplier):

In accordance with the “Civil Code” and relevant laws and regulations, and adhering to the principles of equality, voluntariness, fairness, and good faith, Party A and Party B have reached an agreement on the sales and purchase matters through negotiation. The terms are as follows, and this contract is hereby concluded. The detailed costs are listed below:

No.	Product Name	PO NO.	Access Company Model	Product Barcode	Color	Unit	Quantity	Unit Price(¥)	Amount (¥)	Packaging Method
1
2
3
Total

1.	Payment Terms: The contract shall become effective upon signing and stamping by both parties, inclusive of 13% VAT. Party A shall pay 100% of the total amount to Party B prior to shipment.

2.	Delivery Schedule: The order is scheduled for delivery in early January.

3.	Delivery Location: Party A shall arrange for self-collection.

4.	Packaging Specifications: Packaging shall strictly comply with Party A’s requirements. All related design documents shall be submitted to Party A for final confirmation prior to production.

4.1	Product carton labels shall be affixed to the top or front of each carton by Party B. Two sets of shipping marks shall be printed and affixed to both sides of each outer case.

4.2	The blank space following “C/NO.” on shipping marks shall indicate case numbers (e.g., for total X cases: 1-X, 2-X, 3-X, etc.).

4.3	The blank space following “G.W.” shall indicate actual gross weight; the blank space following “N.W.” shall indicate actual net weight.

4.4	The blank space following “QTY” shall indicate the quantity packed in each case.

5.	Quality Standards: Samples approved by Party A shall serve as reference standards. (Any objections must be raised in writing within □7 days/□15 days/□30 days/□60 days.)

6.	Quality Warranty:

6.1	Party B shall promptly resolve any quality issues identified during Party A’s inspection, sales, or usage, and shall bear all related round-trip freight costs.

6.2	The product warranty period is two years. Matters beyond the warranty period shall be resolved through mutual agreement.

6.3	For quality issues caused by human factors, Party B shall be responsible for repairs but not freight costs.

7.	Product Acceptance:

7.1	Party A reserves the right to inspect, test, and supervise Party B’s performance under this agreement at any time and location, including dispatching inspectors to Party B’s facilities to monitor production, packaging, and transportation. Party A may refuse payment and reject goods failing inspection.

7.2	For any discrepancies in product model, specifications, or quantity found during Party A’s inspection, Party B shall provide corrective solutions within the same business day.

8.	Liability for Breach:

8.1	For each day of delayed delivery, Party B shall pay 1% of the delayed shipment value as penalty, not exceeding the total order value. Final delivery schedule shall be determined through mutual consultation.

8.2	Party B warrants all products provided are new, complete, and unused. Otherwise, Party A may terminate the contract with full refund entitlement.

9.	Dispute Resolution: Parties shall first attempt amicable negotiation. Failing resolution, both parties consent to jurisdiction at Party A’s local court.

10.	Contract Copies: This contract is executed in duplicate, with each party retaining one original copy.

Supplier’s Payment Information:

Taxpayer Identification Number:

Taxpayer Name:

Address:

Telephone:

Bank Name:

Bank Account Number:

Bank:

Account No.:

Supplier (Stamp):

Address:

Phone:

Representative:

Buyer (Stamp): Yantuo (Guangdong) Technology Co., Ltd.

Address: Central Twelfth Lane, Agile Garden, Sanxiang Town, Zhongshan City

Phone:

Representative:

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